No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

November  2, 2015 — Atlas Honda Ltd. (AHL), Honda’s motorcycle production and sales joint venture in Pakistan, announced plans to double the production capacity of its existing Sheikhupura Plant from the current 600,000 units to 1.2  million units during the next three years to accommodate the expected expansion of the motorcycle market in Pakistan.

Exhibit 2:

On November  4, 2015, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal second quarter and fiscal first half year ended September 30, 2015.

Exhibit 3:

The Company revised its forecasts for consolidated financial results of the fiscal year ending March 31, 2016 and unconsolidated financial results of the fiscal year ending March 31, 2016 which were announced on April 28, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 5, 2015

Honda to Double Production Capacity at Motorcycle Plant in Pakistan

November 2, 2015 — Atlas Honda Ltd. (AHL), Honda’s motorcycle production and sales joint venture in Pakistan, announced plans to double the production capacity of its existing Sheikhupura Plant from the current 600,000 units to 1.2 million units during the next three years to accommodate the expected expansion of the motorcycle market in Pakistan.

For details, please refer to the website of Honda Motor Co., Ltd.

http://www.hondanews.info/news/en/corporate/c151102eng

November 4, 2015

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND FISCAL FIRST HALF YEAR ENDED SEPTEMBER 30, 2015

Tokyo, November 4, 2015 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and fiscal first half year ended September 30, 2015.

Second Quarter Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal second quarter ended September 30, 2015 totaled JPY 127.7 billion (USD 1,065 million), an increase of 6.9% from the same period last year. Earnings per share attributable to owners of the parent for the quarter amounted to JPY 70.88 (USD 0.59), an increase of JPY 4.56 (USD 0.04) from JPY 66.32 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated sales revenue for the quarter amounted to JPY 3,621.2 billion (USD 30,187 million), an increase of 15.6% from the same period last year, due primarily to increased revenue in automobile, motorcycle, financial services and power product and other business operations, as well as favorable foreign currency translation effects.

Consolidated operating profit for the quarter amounted to JPY 164.8 billion (USD 1,374 million), a decrease of 2.5% from the same period last year, due primarily to increased SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite an increase in profit attributable to increased sales revenue and model mix, and continuing cost reduction efforts.

Share of profit of investments accounted for using the equity method for the quarter amounted to JPY 34.1 billion (USD 285 million), an increase of 567.4% from the corresponding period last year.

Consolidated profit before income taxes for the quarter totaled JPY 210.9 billion (USD 1,758 million), an increase of 10.7% from the same period last year.

Business Segment

Motorcycle Business

For the three months ended September 30, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Sep. 30, 2014	Three months ended Sep. 30, 2015	Change	%	Three months ended Sep. 30, 2014	Three months ended Sep. 30, 2015	Change	%
Motorcycle business	4,348	4,370	22	0.5	2,694	2,740	46	1.7
Japan	50	50	0	0.0	50	50	0	0.0
North America	68	75	7	10.3	68	75	7	10.3
Europe	46	48	2	4.3	46	48	2	4.3
Asia	3,815	3,851	36	0.9	2,161	2,221	60	2.8
Other Regions	369	346	- 23	- 6.2	369	346	- 23	- 6.2

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal second quarter by business segment, in motorcycle business operations, sales revenue from sales to external customers increased 4.7%, to JPY 453.2 billion (USD 3,779 million) from the same period last year due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating profit totaled JPY 49.0 billion (USD 409 million), an increase of 11.3% from the same period last year, due primarily to continuing cost reduction efforts and an increase in sales volume and model mix, despite unfavorable foreign currency effects.

Automobile Business

For the three months ended September 30, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Sep. 30, 2014	Three months ended Sep. 30, 2015	Change	%	Three months ended Sep. 30, 2014	Three months ended Sep. 30, 2015	Change	%
Automobile business	1,031	1,139	108	10.5	864	889	25	2.9
Japan	176	168	- 8	- 4.5	158	155	- 3	- 1.9
North America	434	473	39	9.0	434	473	39	9.0
Europe	44	42	- 2	- 4.5	44	42	- 2	- 4.5
Asia	310	395	85	27.4	161	158	- 3	- 1.9
Other Regions	67	61	- 6	- 9.0	67	61	- 6	- 9.0

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from sales to external customers increased 15.7%, to JPY 2,621.6 billion (USD 21,854 million) from the same period last year due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating profit totaled JPY 67.7 billion (USD 565 million), a decrease of 12.4% from the same period last year, due primarily to increased SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite an increase in sales volume and model mix and continuing cost reduction efforts.

Financial Services Business

Sales revenue from customers in the financial services business operations increased 28.7%, to JPY 462.0 billion (USD 3,851 million) from the same period last year due mainly to an increase in revenue from operating leases and sales of returned lease vehicles as well as favorable foreign currency translation effects. Operating profit increased 6.7% to JPY 51.8 billion (USD 432 million) from the same period last year due mainly to favorable foreign currency effects, despite increased SG&A expenses.

Power Product and Other Businesses

For the three months ended September 30, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales/Consolidated Unit Sales
	Three months ended Sep. 30, 2014	Three months ended Sep. 30, 2015	Change	%
Power product business	1,246	1,275	29	2.3
Japan	85	115	30	35.3
North America	496	532	36	7.3
Europe	185	174	- 11	- 5.9
Asia	378	346	- 32	- 8.5
Other Regions	102	108	6	5.9

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended September 30, 2014 and 2015, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from sales to external customers in power product and other businesses increased 14.6%, to JPY 84.3 billion (USD 703 million) from the same period last year, due mainly to an increased revenue in other businesses and favorable foreign currency translation effects. Honda reported an operating loss of JPY 3.8 billion (USD 32 million), a decline of JPY 2.7 billion (USD 23 million) from the same period last year, due mainly to an increase in operating costs and expenses in other businesses.

Geographical Information

With respect to Honda’s sales for the fiscal second quarter by geographic segment, in Japan, sales revenue from domestic and export sales amounted to JPY 981.9 billion (USD 8,186 million), an increase of 1.6% from the same period last year due mainly to increased revenue in financial service business operations, despite decreased revenue in automobile business operations. Operating profit totaled JPY 26.1 billion (USD 218 million), a decrease of 58.5% from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as increased SG&A expenses.

In North America, sales revenue increased by 26.3%, to JPY 2,096.1 billion (USD 17,474 million) from the same period last year due mainly to increased revenue in automobile business operations and favorable foreign currency translation effects. Operating profit totaled JPY 37.4 billion (USD 312 million), a decrease of 12.0% from the same period last year due mainly to increased SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite an increase in profit attributable to increased sales revenue and model mix.

In Europe, sales revenue increased by 4.8%, to JPY 188.9 billion (USD 1,575 million) from the same period last year due mainly to increased revenue in automobile business operations as well as favorable foreign currency translation effects. Operating profit totaled JPY 3.1 billion (USD 26 million), an increase of JPY 8.8 billion (USD 74 million) from the same period last year due mainly to an increase in profit attributable to increased sales revenue and model mix and continuing cost reduction efforts, despite unfavorable foreign currency effects.

In Asia, sales revenue increased by 12.3%, to JPY 881.4 billion (USD 7,348 million) from the same period last year mainly due to increased revenue in automobile and motorcycle business operations as well as favorable foreign currency translation effects. Operating profit increased by 40.7%, to JPY 86.0 billion (USD 717 million) from the same period last year due mainly to continuing cost reduction efforts, an increase in profit attributable to increased sales revenue and model mix, and favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, sales revenue decreased by 11.3%, to JPY 210.5 billion (USD 1,755 million) from the same period last year mainly due to decreased revenue in motorcycle business operations as well as unfavorable foreign currency translation effects, despite increased revenue in automobile business operations. Operating profit totaled JPY 7.2 billion (USD 60 million), a decrease of 47.2% from the same period last year mainly due to unfavorable foreign currency effects, despite continuing cost reduction effort and an increase in profit attributable to increased sales revenue and model mix.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 119.96=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2015.

First Half Year Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal half year ended September 30, 2015 totaled JPY 313.7 billion, an increase of 14.0% from the same period last year. Earnings per share attributable to owners of the parent for the fiscal first half year amounted to JPY 174.11, an increase of JPY 21.45 from JPY 152.66 for the corresponding period last year.

Consolidated sales revenue for the fiscal half year amounted to JPY 7,326.0 billion, an increase of 15.6% from the same period last year, due primarily to increased revenue in all business operations, as well as favorable foreign currency translation effects.

Consolidated operating profit for the fiscal half year amounted to JPY 404.1 billion, an increase of 7.9% from the same period last year, due primarily to an increase in profit attributable to increased sales revenue and model mix, and continuing cost reduction efforts, despite increased SG&A expenses, including quality related expenses.

Share of profit of investments accounted for using the equity method for the fiscal half year amounted to JPY 72.5 billion, an increase of 75.3% from the corresponding period last year.

Consolidated profit before income taxes for the fiscal half year totaled JPY 493.2 billion, an increase of 13.6% from the same period last year.

Business Segment

Motorcycle Business

For the six months ended September 30, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Six months ended Sep. 30, 2014	Six months ended Sep. 30, 2015	Change	%	Six months ended Sep. 30, 2014	Six months ended Sep. 30, 2015	Change	%
Motorcycle business	8,700	8,475	- 225	- 2.6	5,197	5,285	88	1.7
Japan	98	97	- 1	- 1.0	98	97	- 1	- 1.0
North America	129	150	21	16.3	129	150	21	16.3
Europe	106	114	8	7.5	106	114	8	7.5
Asia	7,577	7,422	- 155	- 2.0	4,074	4,232	158	3.9
Other Regions	790	692	- 98	- 12.4	790	692	- 98	- 12.4

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal first half year by business segment, in motorcycle business operations, sales revenue from sales to external customers increased 7.8%, to JPY 925.9 billion from the same period last year due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating profit totaled JPY 104.6 billion, an increase of 22.0% from the same period last year, due primarily to continuing cost reduction efforts and an increase in sales volume and model mix, despite increased SG&A expenses, and unfavorable foreign currency effects.

Automobile Business

For the six months ended September 30, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Six months ended Sep. 30, 2014	Six months ended Sep. 30, 2015	Change	%	Six months ended Sep. 30, 2014	Six months ended Sep. 30, 2015	Change	%
Automobile business	2,124	2,286	162	7.6	1,760	1,777	17	1.0
Japan	378	315	- 63	- 16.7	353	290	- 63	- 17.8
North America	883	970	87	9.9	883	970	87	9.9
Europe	82	74	- 8	- 9.8	82	74	- 8	- 9.8
Asia	651	800	149	22.9	312	316	4	1.3
Other Regions	130	127	- 3	- 2.3	130	127	- 3	- 2.3

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from sales to external customers increased 15.0%, to JPY 5,297.5 billion from the same period last year due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating profit totaled JPY 198.5 billion, an increase of 5.5% from the same period last year, due primarily to an increase in sales volume and model mix as well as continuing cost reduction efforts, despite increased SG&A expenses, including quality related expenses.

Financial Services Business

Sales revenue from customers in the financial services business operations increased 29.3%, to JPY 935.6 billion from the same period last year due mainly to an increase in revenue from operating leases and sales of returned lease vehicles as well as favorable foreign currency translation effects. Operating profit increased 6.2% to JPY 104.3 billion from the same period last year due mainly to favorable foreign currency effects, despite increased SG&A expenses.

Power Product and Other Businesses

For the six months ended September 30, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales/Consolidated Unit Sales
	Six months ended Sep. 30, 2014	Six months ended Sep. 30, 2015	Change	%
Power product business	2,823	2,833	10	0.4
Japan	153	200	47	30.7
North America	1,271	1,336	65	5.1
Europe	430	405	- 25	- 5.8
Asia	774	686	- 88	- 11.4
Other Regions	195	206	11	5.6

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended September 30, 2014 and 2015, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from sales to external customers in power product and other businesses increased 10.3%, to JPY 166.8 billion from the same period last year, due mainly to increased sales revenue in other businesses as well as favorable foreign currency translation effects. Honda reported an operating loss of JPY 3.3 billion, a decrease of JPY 5.6 billion from the same period last year, due mainly to an increase in operating costs and expenses in other businesses.

Geographical Information

With respect to Honda’s sales for the fiscal first half year by geographic segment, in Japan, sales revenue from domestic and export sales amounted to JPY 1,898.5 billion, a decrease of 2.7% from the same period last year due mainly to decreased revenue in automobile business operations, despite increased revenue in financial service business operations. Operating profit totaled JPY 53.9 billion, a decrease of 57.1% from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as increased SG&A expenses, including quality related expenses, despite favorable foreign currency effects.

In North America, sales revenue increased by 26.5%, to JPY 4,287.7 billion from the same period last year due mainly to increased revenue in automobile business operations and favorable foreign currency translation effects. Operating profit totaled JPY 146.4 billion, an increase of 34.1% from the same period last year due mainly to an increase in profit attributable to increased sales revenue and model mix, despite increased SG&A expenses, including quality related expenses and unfavorable foreign currency effects.

In Europe, sales revenue decreased by 3.5%, to JPY 359.7 billion from the same period last year due mainly to decreased revenue in automobile business operations. Operating profit totaled JPY 2.1 billion, an increase of JPY 6.1 billion from the same period last year due mainly to continuing cost reduction efforts, despite unfavorable foreign currency effects.

In Asia, sales revenue increased by 15.7%, to JPY 1,780.3 billion from the same period last year mainly due to increased revenue in automobile and motorcycle business operations as well as favorable foreign currency translation effects. Operating profit increased by 39.6%, to JPY 181.5 billion from the same period last year due mainly to an increase in profit attributable to increased sales revenue and model mix, continuing cost reduction efforts and favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, sales revenue decreased by 5.5%, to JPY 451.1 billion from the same period last year mainly due to decreased revenue in motorcycle business operations as well as unfavorable foreign currency translation effects, despite increased revenue in automobile business operations. Operating profit totaled JPY 11.7 billion, a decrease of 47.2% from the same period last year mainly due to increased SG&A expenses as well as unfavorable foreign currency effects, despite continuing cost reduction efforts and an increase in profit attributable to increased sales revenue and model mix.

Consolidated Statements of Balance Sheets for the Fiscal First Half Ended September 30, 2015

Total assets decreased by JPY 103.5 billion, to JPY 18,322.2 billion from March 31, 2015, mainly due to a decrease in Receivables from financial services as well as foreign currency translation effects, despite an increase in Cash and cash equivalents and Equipment on operating lease. Total liabilities decreased by JPY 114.8 billion, to JPY 10,928.1 billion from March 31, 2015, mainly due to foreign currency translation effects, despite an increase in Financing liabilities. Total equity increased by JPY 11.3 billion, to JPY 7,394.1 billion from March 31, 2015 due mainly to increased Retained earnings attributable to increased Profit for the period, despite foreign currency translation effects.

Consolidated Statements of Cash Flow for the Fiscal First Half Ended September 30, 2015

Consolidated cash and cash equivalents on September 30, 2015 increased by JPY 171.8 billion from March 31, 2015, to JPY 1,643.6 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 705.5 billion for the fiscal first half ended September 30, 2015. Cash inflows from operating activities increased by JPY 353.7 billion compared with the same period of the previous fiscal year due mainly to an increase in cash received from customers attributable to increased unit sales, despite increased payments for parts, raw materials and purchase of equipment on operating leases.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 428.5 billion. Cash outflows from investing activities increased by JPY 37.8 billion compared with the same period of the previous fiscal year, due mainly to an increase in payments for internally developed intangible assets.

Cash flow from financing activities

Net cash used in financing activities amounted to JPY 43.3 billion. Cash outflows from financing activities increased by JPY 60.5 billion compared with the same period of the previous fiscal year, due mainly to an increase in repayments of financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2016

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2016, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2016

	Yen (billions)	Changes from FY 2015
Sales revenue	14,600.0	+ 9.5%
Operating profit	685.0	+ 2.1%
Profit before income taxes	805.0	- 0.2%
Profit for the year attributable to owners of the parent	525.0	+ 3.1%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	291.30

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 118 for the full year ending March 31, 2016.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2016 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 143.3
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 92.0
SG&A expenses	- 82.0
R&D expenses	- 51.0
Currency effect	- 88.0

Operating profit compared with fiscal year 2015	+ 14.3

Share of profit of investments accounted for using the equity method	+ 38.9
Finance income and finance costs	- 54.5

Profit before income taxes compared with fiscal year 2015	- 1.2

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on November 4, 2015, resolved to make the quarterly dividend JPY 22 per share of common stock, the record date of which is September 30, 2015. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2016, is JPY 88 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

Consolidated Financial Summary

For the three months and six months ended September 30, 2014 and 2015

Financial Highlights

	Yen (millions)
	Three months ended Sep. 30, 2014	Three months ended Sep. 30, 2015	Six months ended Sep. 30, 2014	Six months ended Sep. 30, 2015
Sales revenue	3,131,935	3,621,277	6,338,678	7,326,039
Operating profit	168,997	164,842	374,504	404,128
Profit before income taxes	190,560	210,939	434,159	493,266
Profit for the period attributable to owners of the parent	119,530	127,751	275,134	313,788

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	66.32	70.88	152.66	174.11

	U.S. Dollar (millions)
		Three months ended Sep. 30, 2015		Six months ended Sep. 30, 2015
Sales revenue		30,187		61,071
Operating profit		1,374		3,369
Profit before income taxes		1,758		4,112
Profit for the period attributable to owners of the parent		1,065		2,616

	U.S. Dollar
Earnings per share attributable to owners of the parent
Basic and diluted		0.59		1.45

[1] Condensed Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2015	Sep. 30, 2015
Assets
Current assets:
Cash and cash equivalents	1,471,730	1,643,627
Trade receivables	820,681	724,242
Receivables from financial services	2,098,951	1,990,240
Other financial assets	92,708	61,299
Inventories	1,498,312	1,371,274
Other current assets	313,758	271,287

Total current assets	6,296,140	6,061,969

Non-current assets:
Investments accounted for using the equity method	614,975	668,247
Receivables from financial services	3,584,654	3,428,550
Other financial assets	350,579	338,593
Equipment on operating leases	3,335,367	3,632,015
Property, plant and equipment	3,189,511	3,115,430
Intangible assets	759,535	796,357
Deferred tax assets	138,069	123,064
Other non-current assets	157,007	158,044

Total non-current assets	12,129,697	12,260,300

Total assets	18,425,837	18,322,269

Liabilities and Equity
Current liabilities:
Trade payables	1,157,738	992,165
Financing liabilities	2,833,563	2,667,772
Accrued expenses	377,372	358,751
Other financial liabilities	109,715	100,073
Income taxes payable	53,654	87,826
Provisions	294,281	369,569
Other current liabilities	474,731	471,933

Total current liabilities	5,301,054	5,048,089

Non-current liabilities:
Financing liabilities	3,926,276	4,134,023
Other financial liabilities	61,147	51,318
Retirement benefit liabilities	592,724	598,856
Provisions	182,661	160,831
Deferred tax liabilities	744,410	704,611
Other non-current liabilities	234,744	230,416

Total non-current liabilities	5,741,962	5,880,055

Total liabilities	11,043,016	10,928,144

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,165)	(26,172)
Retained earnings	6,083,573	6,317,809
Other components of equity	794,034	590,589

Equity attributable to owners of the parent	7,108,627	7,139,411
Non-controlling interests	274,194	254,714

Total equity	7,382,821	7,394,125

Total liabilities and equity	18,425,837	18,322,269

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended September 30, 2014 and 2015

	Yen (millions)
	Three months ended Sep. 30, 2014	Three months ended Sep. 30, 2015
Sales revenue	3,131,935	3,621,277

Operating costs and expenses:
Cost of sales	(2,440,476)	(2,828,705)
Selling, general and administrative	(368,169)	(479,067)
Research and development	(154,293)	(148,663)

Total operating costs and expenses	(2,962,938)	(3,456,435)

Operating profit	168,997	164,842

Share of profit of investments accounted for using the equity method	5,124	34,199

Finance income and finance costs:
Interest income	6,222	6,302
Interest expense	(4,820)	(4,307)
Other, net	15,037	9,903

Total finance income and finance costs	16,439	11,898

Profit before income taxes	190,560	210,939
Income tax expense	(58,430)	(68,598)

Profit for the year	132,130	142,341

Profit for the period attributable to:
Owners of the parent	119,530	127,751
Non-controlling interests	12,600	14,590

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	66.32	70.88

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2014 and 2015

	Yen (millions)
	Three months ended Sep. 30, 2014	Three months ended Sep. 30, 2015
Profit for the period	132,130	142,341

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	326	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	2,067	(15,206)
Share of other comprehensive income of investments accounted for using the equity method	1,699	(2,557)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	259,209	(278,654)
Share of other comprehensive income of investments accounted for using the equity method	19,574	(16,120)

Total other comprehensive income, net of tax	282,875	(312,537)

Comprehensive income for the period	415,005	(170,196)

Comprehensive income for the period attributable to:
Owners of the parent	388,034	(165,942)
Non-controlling interests	26,971	(4,254)

Condensed Consolidated Statements of Income

For the six months ended September 30, 2014 and 2015

	Yen (millions)
	Six months ended Sep. 30, 2014	Six months ended Sep. 30, 2015
Sales revenue	6,338,678	7,326,039

Operating costs and expenses:
Cost of sales	(4,942,088)	(5,714,351)
Selling, general and administrative	(730,577)	(913,555)
Research and development	(291,509)	(294,005)

Total operating costs and expenses	(5,964,174)	(6,921,911)

Operating profit	374,504	404,128

Share of profit of investments accounted for using the equity method	41,362	72,514

Finance income and finance costs:
Interest income	12,377	14,094
Interest expense	(9,558)	(9,132)
Other, net	15,474	11,662

Total finance income and finance costs	18,293	16,624

Profit before income taxes	434,159	493,266
Income tax expense	(134,946)	(147,049)

Profit for the year	299,213	346,217

Profit for the period attributable to:
Owners of the parent	275,134	313,788
Non-controlling interests	24,079	32,429

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	152.66	174.11

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2014 and 2015

	Yen (millions)
	Six months ended Sep. 30, 2014	Six months ended Sep. 30, 2015
Profit for the period	299,213	346,217

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(6,591)	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	10,953	(12,628)
Share of other comprehensive income of investments accounted for using the equity method	1,055	(2,193)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	221,077	(199,042)
Share of other comprehensive income of investments accounted for using the equity method	18,499	(8,404)

Total other comprehensive income, net of tax	244,993	(222,267)

Comprehensive income for the period	544,206	123,950

Comprehensive income for the period attributable to:
Owners of the parent	509,884	110,091
Non-controlling interests	34,322	13,859

[3] Condensed Consolidated Statements of Changes in Equity

As of and for the six months ended September 30, 2014

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2014	86,067	171,117	(26,149)	5,831,140	273,359	6,335,534	223,394	6,558,928

Comprehensive income for the period
Profit for the period				275,134		275,134	24,079	299,213
Other comprehensive income, net of tax					234,750	234,750	10,243	244,993

Total comprehensive income for the period				275,134	234,750	509,884	34,322	544,206
Reclassification to retained earnings				(6,522)	6,522	—		—
Transactions with owners and other
Dividends paid				(79,300)		(79,300)	(15,395)	(94,695)
Purchases of treasury stock			(8)			(8)		(8)
Disposal of treasury stock			1			1		1
Equity transactions and others							(2,924)	(2,924)

Total transactions with owners and other			(7)	(79,300)		(79,307)	(18,319)	(97,626)

Balance as of September 30, 2014	86,067	171,117	(26,156)	6,020,452	514,631	6,766,111	239,397	7,005,508

As of and for the six months ended September 30, 2015
	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2015	86,067	171,118	(26,165)	6,083,573	794,034	7,108,627	274,194	7,382,821

Comprehensive income for the period
Profit for the period				313,788		313,788	32,429	346,217
Other comprehensive income, net of tax					(203,697)	(203,697)	(18,570)	(222,267)

Total comprehensive income for the period				313,788	(203,697)	110,091	13,859	123,950
Reclassification to retained earnings				(252)	252	—		—
Transactions with owners and other
Dividends paid				(79,300)		(79,300)	(30,739)	(110,039)
Purchases of treasury stock			(7)			(7)		(7)
Disposal of treasury stock
Equity transactions and others							(2,600)	(2,600)

Total transactions with owners and other			(7)	(79,300)		(79,307)	(33,339)	(112,646)

Balance as of September 30, 2015	86,067	171,118	(26,172)	6,317,809	590,589	7,139,411	254,714	7,394,125

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Six months ended Sep. 30, 2014	Six months ended Sep. 30, 2015
Cash flows from operating activities:
Profit before income taxes	434,159	493,266
Depreciation, amortization and impairment losses excluding equipment on operating leases	294,624	326,092
Share of profit of investments accounted for using the equity method	(41,362)	(72,514)
Finance income and finance costs, net	(13,618)	2,707
Interest income and interest costs from financial services, net	(85,958)	(80,846)
Changes in assets and liabilities
Trade receivables	26,932	36,657
Inventories	(21,176)	78,041
Trade payables	(46,835)	(35,541)
Accrued expenses	(23,152)	(25,100)
Provisions and retirement benefit liabilities	4,113	66,212
Receivables from financial services	106,890	200,799
Equipment on operating leases	(268,788)	(320,178)
Other assets and liabilities	13,002	(11,828)
Other, net	(7,813)	(3,164)
Dividends received	29,973	53,091
Interest received	113,457	120,247
Interest paid	(45,951)	(45,943)
Income taxes paid, net of refunds	(116,722)	(76,484)

Net cash provided by (used in) operating activities	351,775	705,514

Cash flows from investing activities:
Payments for additions to property, plant and equipment	(313,708)	(314,887)
Payments for additions to and internally developed intangible assets	(94,599)	(115,462)
Proceeds from sales of property, plant and equipment and intangible assets	16,673	14,406
Payments for acquisitions of other financial assets	(45,581)	(74,024)
Proceeds from sales and redemptions of other financial assets	46,626	63,100
Other, net	(126)	(1,656)

Net cash provided by (used in) investing activities	(390,715)	(428,523)

Cash flows from financing activities:
Proceeds from short-term financing liabilities	4,017,079	4,239,202
Repayments of short-term financing liabilities	(3,846,338)	(4,541,807)
Proceeds from long-term financing liabilities	607,999	1,056,529
Repayments of long-term financing liabilities	(641,597)	(662,588)
Dividends paid to owners of the parent	(79,300)	(79,300)
Dividends paid to non-controlling interests	(15,933)	(30,722)
Purchases and sales of treasury stock, net	(7)	(7)
Other, net	(24,730)	(24,677)

Net cash provided by (used in) financing activities	17,173	(43,370)
Effect of exchange rate changes on cash and cash equivalents	40,723	(61,724)

Net change in cash and cash equivalents	18,956	171,897
Cash and cash equivalents at beginning of year	1,193,584	1,471,730

Cash and cash equivalents at end of period	1,212,540	1,643,627

[5] Assumptions for Going Concern

None

[6] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Company’s condensed consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, and Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development, Manufacturing, and Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

For the three months ended September 30, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	432,777	2,266,514	359,056	73,588	3,131,935	—	3,131,935
Intersegment	—	39,404	2,953	5,280	47,637	(47,637)	—

Total	432,777	2,305,918	362,009	78,868	3,179,572	(47,637)	3,131,935

Segment profit (loss)	44,091	77,395	48,599	(1,088)	168,997	—	168,997

For the three months ended September 30, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	453,291	2,621,653	462,006	84,327	3,621,277	—	3,621,277
Intersegment	—	33,899	3,179	3,971	41,049	(41,049)	—

Total	453,291	2,655,552	465,185	88,298	3,662,326	(41,049)	3,621,277

Segment profit (loss)	49,068	67,773	51,867	(3,866)	164,842	—	164,842

As of and for the six months ended September 30, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	859,252	4,604,728	723,462	151,236	6,338,678	—	6,338,678
Intersegment	—	58,467	5,502	10,922	74,891	(74,891)	—

Total	859,252	4,663,195	728,964	162,158	6,413,569	(74,891)	6,338,678

Segment profit (loss)	85,757	188,234	98,225	2,288	374,504	—	374,504

Segment assets	1,356,057	7,099,827	8,643,687	335,090	17,434,661	(494,740)	16,939,921
Depreciation and amortization	33,405	251,530	216,428	5,960	507,323	—	507,323
Capital expenditures	30,806	355,429	800,181	4,744	1,191,160	—	1,191,160
As of and for the six months ended September 30, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	925,994	5,297,540	935,678	166,827	7,326,039	—	7,326,039
Intersegment	—	64,086	6,368	9,669	80,123	(80,123)	—

Total	925,994	5,361,626	942,046	176,496	7,406,162	(80,123)	7,326,039

Segment profit (loss)	104,638	198,527	104,309	(3,346)	404,128	—	404,128

Segment assets	1,356,427	7,478,846	9,377,731	343,048	18,556,052	(233,783)	18,322,269
Depreciation and amortization	36,356	281,526	301,048	6,575	625,505	—	625,505
Capital expenditures	32,976	360,776	1,030,924	6,356	1,431,032	—	1,431,032

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 289,228 million as of September 30, 2014 and JPY 430,679 million as of September 30, 2015 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended September 30, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	504,835	1,584,271	164,987	641,596	236,246	3,131,935	—	3,131,935
Inter-geographic areas	461,615	75,495	15,338	143,403	1,178	697,029	(697,029)	—

Total	966,450	1,659,766	180,325	784,999	237,424	3,828,964	(697,029)	3,131,935

Operating profit (loss)	63,012	42,587	(5,735)	61,104	13,672	174,640	(5,643)	168,997

For the three months ended September 30, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	525,761	2,000,518	166,132	719,479	209,387	3,621,277	—	3,621,277
Inter-geographic areas	456,234	95,634	22,807	161,977	1,196	737,848	(737,848)	—

Total	981,995	2,096,152	188,939	881,456	210,583	4,359,125	(737,848)	3,621,277

Operating profit (loss)	26,161	37,466	3,135	86,003	7,213	159,978	4,864	164,842

As of and for the six months ended September 30, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,049,517	3,214,185	337,242	1,261,861	475,873	6,338,678	—	6,338,678
Inter-geographic areas	902,564	174,673	35,688	276,802	1,823	1,391,550	(1,391,550)	—

Total	1,952,081	3,388,858	372,930	1,538,663	477,696	7,730,228	(1,391,550)	6,338,678

Operating profit (loss)	125,862	109,255	(3,945)	130,093	22,209	383,474	(8,970)	374,504

Assets	3,989,531	9,463,807	626,232	2,232,441	767,870	17,079,881	(139,960)	16,939,921
Non-current assets other than financial instruments and deferred tax assets	2,101,119	3,564,177	132,426	666,003	202,035	6,665,760	—	6,665,760
As of and for the six months ended September 30, 2015
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	988,830	4,105,050	318,139	1,464,644	449,376	7,326,039	—	7,326,039
Inter-geographic areas	909,724	182,718	41,611	315,743	1,810	1,451,606	(1,451,606)	—

Total	1,898,554	4,287,768	359,750	1,780,387	451,186	8,777,645	(1,451,606)	7,326,039

Operating profit (loss)	53,971	146,489	2,179	181,573	11,717	395,929	8,199	404,128

Assets	4,127,849	10,564,347	639,202	2,431,728	584,145	18,347,271	(25,002)	18,322,269
Non-current assets other than financial instruments and deferred tax assets	2,329,318	4,369,043	112,638	723,554	167,293	7,701,846	—	7,701,846

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 289,228 million as of September 30, 2014 and JPY 430,679 million as of September 30, 2015 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[7] Other

1. Loss related to airbag inflators

Honda provides warranty programs with regard to the product recalls and SIC (Safety Improvement Campaign) related to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In North America, various class actions related to the above mentioned product recalls and SIC have been filed against Honda since October 2014. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including for incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the cases in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multi-district litigation.

Regarding the above matter, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Also, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there is uncertainty regarding the period when these lawsuits will be concluded.

2. Transfer pricing tax refund

In May 2015, the lawsuit related to transfer pricing involving the Company’s foreign transactions with certain Brazilian subsidiaries was concluded, and it was ruled that the Company shall receive a tax refund plus interest in Japan. As a result, income tax expense decreased by JPY 19,145 million for the six months ended September 30, 2015

3. Impairment loss on investments in affiliates

For the six months ended September 30, 2014, the Company recognized impairment losses of JPY 17,365 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the consolidated statement of income. For the six months ended September 30, 2015, the Company did not recognize any significant impairment losses.

[Translation]

November 4, 2015

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice Concerning Revision of Forecasts for

Consolidated and Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2016

Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated financial results of the fiscal year ending March 31, 2016 and unconsolidated financial results of the fiscal year ending March 31, 2016 which were announced on April 28, 2015.

Particulars

Revision of Forecasts for Consolidated Financial Results of the Fiscal Year Ending March 31, 2016

	Sales revenue (Million Yen)	Operating profit (Million Yen)	Profit before income taxes (Million Yen)	Profit for the year attributable to owners of the parent (Million Yen)	Basic earnings per share attributable to owners of the parent (Yen)
Forecast previously announced on April 28, 2015 (A)	14,500,000	685,000	805,000	525,000	291.30
Forecast revised on November 4, 2015 (B)	14,600,000	685,000	805,000	525,000	291.30
Change (B-A)	100,000	0	0	0	—
Percentage change (%)	0.7	0.0	0.0	0.0	—
(Reference) Results of the fiscal year ended March 31, 2015	13,328,099	670,603	806,237	509,435	282.66

Revision of Forecasts for Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2016

	Net sales (Million Yen)	Operating income (Million Yen)	Ordinary income (Million Yen)	Net income (Million Yen)	Net income per common share (Yen)
Forecast previously announced on April 28, 2015 (A)	3,500,000	70,000	325,000	255,000	141.49
Forecast revised on November 4, 2015 (B)	3,400,000	10,000	240,000	190,000	105.42
Change (B-A)	- 100,000	- 60,000	- 85,000	- 65,000	—
Percentage change (%)	- 2.9	- 85.7	- 26.2	- 25.5	—
(Reference) Results of the fiscal year ended March 31, 2015	3,331,187	96,343	347,632	264,686	146.86

Reason for Revision of Forecasts for Consolidated Financial Results of the Fiscal Year Ending March 31, 2016

Due mainly to favorable foreign currency translation effects, despite an expected decrease in unit sales caused by changes in the business environment surrounding the Company, the Company has upwardly revised its forecast for sales revenue of the fiscal year ending March 31, 2016 which was announced on April 28, 2015. The Company has not changed its forecasts for operating profit, profit before income taxes, or profit for the year attributable to owners of the parent of the fiscal year ending March 31, 2016 which were announced on April 28, 2015.

Reason for Revision of Forecasts for Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2016

Due mainly to decreased unit sales caused by changes in the business environment surrounding the Company and decreased dividend income from affiliated companies, the Company has downwardly revised its forecasts for unconsolidated net sales, operating income, ordinary income and net income of the fiscal year ending March 31, 2016 which were announced on April 28, 2015.

*	Basic earnings per share attributable to owners of the parent is calculated based on profit for the year attributable to owners of the parent.

*	These forecasts for consolidated and unconsolidated financial results of the Company are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

For more details, please refer to the Company’s investor relations website (URL http://world.honda.com/investors/).